Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: DigitalGlobe, Inc.

(Commission File No.: 001-34299)

The following is a presentation being used by DigitalGlobe, Inc. and MacDonald, Dettwiler and Associates Ltd. in a meeting with investors.

MDA Acquisition of Digital Globe February 27, 2017 SSL MDA Holdings, Inc Proprietary This document may contain data and/or information proprietary (competition sensitive) to SSL MDA Holdings, Inc. This data/ information shall not be disclosed, disseminated or reproduced, in whole or in part, without the express prior written approval of SSL MDA Holdings, Inc. 1

Forward-Looking Statement Certain statements and other information included in this presentation constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Statements including words such as “may”, “will”, “could”, “should”, “would”, “plan”, “potential”, “intend”, “anticipate”, “believe”, “estimate” or “expect” and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements as to MDA’s management’s expectations with respect to: the benefits of the transaction, including future financial and operating results, and strategic and integration opportunities; the combined company’s plans, objectives, expectations and intentions; expectations for sales growth, synergies, earnings and performance; shareholder value; and other statements that are not historical facts. This presentation also contains forward-looking statements regarding the anticipated completion of the transaction and timing thereof. Forward-looking statements in this presentation are based on certain key expectations and assumptions made by MDA, including expectations and assumptions concerning: market and general economic conditions; growth in demand for products and services of the combined company; currency exchange and interest rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future debt ratings; the availability and cost of labor, services and materials; and the receipt, in a timely manner, of regulatory, stock exchange, shareholder and other third party approvals in respect of the transaction. Although MDA’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because MDA can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this presentation. Some of the key risks and uncertainties include, but are not limited to: changes in government priorities, mandates, policies, funding levels, contracts and regulations, including the grant and maintenance of security clearances, loss or reduction in scope of any of our primary contracts, or decisions by customers not to exercise renewal options; growth in the businesses of our customers and the ability of our customers to develop new services; inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience; decrease in demand for our products and services; failure to maintain technological advances and offer new products to retain customers and market position; reliance on a limited number of vendors to provide certain key products or services to us; breach of our system security measures or loss of our secure facility clearance and accreditation; the loss or damage to any of our satellites; delays in the construction and launch of any of our satellites or our ability to achieve and maintain full operational capacity of all our satellites; potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to our reputation; detrimental reliance on third parties for data; interruption or failure of our ground systems and other infrastructure; increased competition that may reduce our market share or cause us to lower our prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; our ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; potential for work stoppages; failure to obtain or maintain required regulatory approvals and licenses; failure to comply with environmental regulations; and changes in U.S., Canadian or foreign law or regulation that may limit our ability to distribute our products and services. There are also risks that are inherent in the nature of the transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two companies; and failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this presentation concerning the timing of the transaction. Additional information concerning these and other risk factors can be found in MDA’s filings with Canadian securities regulatory authorities, which are available online under MDA’s profile at www.sedar.com or on MDA’s website at www.mdacorporation.com. The forward-looking statements contained in this presentation are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. MDA disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable securities legislation. 2 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Strategic Rationale • Combines best-in-class talent, improving the ability to innovate and enter new markets 3 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Attractive Synergies • Enables revenue synergies through complementary capabilities and ability to address larger programs • Eliminate public company costs, leverage combined procurement, access scale economics • Expands and leverages SSL’s manufacturing capabilities for future satellite constellations Strong Pro Forma Financials • Contributes significant profitability • Transaction is expected to be accretive to Operating EPS in 2018 Diversified Portfolio • Diversifies MDA’s portfolio with the addition of more predictable data and services revenue • Expands MDA’s addressable market and enables growth in attractive adjacent segments Greater Scale and Market Access • Increases scale to serve larger programs and address more complex customer mission needs • Provides greater access to U.S. Government and international customers Expanded Capabilities • Creates a leading provider of end-to-end satellite, imagery and geospatial solutions • Combines MDA’s radar and DigitalGlobe’s high-resolution optical imaging capabilities • Increases breadth and depth in geospatial analytics and value-added services

Expanded Capabilities and Vertical Systems Integration Communications Satellites End-to-end system design for improved efficiency and effectiveness Vertical integration for lower cost and speed-to-market Deeper and broader analytics and solutions Data Analytics Remote Sensing and Imaging Satellites Customers Ground Station Provider Satellite Manufacturing 4 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

SSL MDA Proprietary 5 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

DigitalGlobe is the leader in earth imaging and geospatial solutions Global leader with 15+ year lead in technology and image library, integrated into the workflows of industry's largest customers Building scalable ecosystem of content providers, application developers and end-users in the cloud to unlock new markets Developing innovative geospatial solutions that help our customers harness the full power of DigitalGlobe Expanding margins and reducing capital intensity to enhance free cash flow and returns SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 6 DigitalGlobe Proprietary.

Our satellite constellation is unequaled in its ability to uniquely address a variety of customer needs Launched: 1999 Launched: 2001 Launched: 2007 Launched: 2008 Launched: 2009 Launched: 2014 Launched: November 2016 Decommissioned: 2015 Decommissioned: 2015 3 m CE90 SSL MDA Proprietary 7 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page DigitalGlobe Proprietary.

Our global network of over 30 antenna and sites gives us unprecedented speed and reac

Our 15+ year lead in technology and combination of best in class capabilities enables unique customer benefits Resolution: 5X nearest competitor and >10X best “small sat ” enables customers to see objects invisible to other providers Accuracy: 2X nearest competitor and >10X best “small sat ”, enables customers to decide with confidence when location matters Timeliness: Highest agility and capacity and unique capabilities enable customers to capture images and serve missions that others cannot Image Library: 15-year lead offers customers a one-of-a-kind source to analyze change and develop algorithms to anticipate the future SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 9 DigitalGlobe Proprietary.

Our superior resolution is unmatched by competitors 30 cm 70 cm 1 m 3 m SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 10 DigitalGlobe Proprietary.

Serving the world’s largest users and geospatial information of earth imagery U.S. Government Direct Access Program Location-based Services Energy/Mining Civil Agencies Other Defense and Intelligence *Includes revenue acquired through M&A activity SSL MDA Proprietary 11 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page DigitalGlobe Proprietary. 7% 19% 64% 16% 17% 22% 5 year CAGR* Percent TTM Revenue Customer Category

Mission partner to our industry’s largest customer – the U.S. Government Grown with NGA to >$350M over 15 years • Provide 90% of the foundational imagery for USG’s mapping mission • Precision monitoring with best-in-class accuracy and resolution • Built to USG specification with secure, integrated infrastructure • Daily processing and delivery to >100K users through Global EGD • I have a mission partner called DigitalGlobe. Essentially I can’t do my job today without them. And they ’re not a startup. This is a major company providing significant effort to both my mapping, charting and geodesy, and my intelligence mission. Director Robert Cardillo National Geospatial-Intelligence Agency(NGA) SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 12 DigitalGlobe Proprietary.

Strong demand with International Defense and Intelligence customers who rely on us to keep nations safe Long term relationships with U.S. Allies who value direct tasking, high resolution, accuracy and other capabilities. • Revenue unlock in high demand regions with launch of WV4 • Signed LOI with our potential 11th and 12th DAP customers during 2016 • Formed joint venture with two Saudi Arabian entities to develop a constellation of six or more sub-meter resolution satellites • Began commercial operations on WV-4 with first DAP customer February 2017 in • SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 13 DigitalGlobe Proprietary.

Cloud based analyticplatform positioned new markets Third-party and customer data DigitalGl obe apps and tools Third-party and customer apps and tool s

With the acquisition of The Radiant Group, we will deliver innovative solutions at scale Radiant expands and deepens our capabilities across the entire geospatial intelligence value chain • Brings together hundreds of innovative developers and analysts with key expertise to innovate and create new value for customers • Grows our customer base and strengthens relationships across the U.S. Intelligence community with access to >80 additional contract vehicles, more than 20 of which are prime contracts • Diversifies revenue, reduces asset intensity and is accretive to our most important financial metrics • Closed November 15, 2016 for total cash consideration of approximately $140M • SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 15 DigitalGlobe Proprietary.

More than doubled revenue over 6 years Revenue ($m) $725 Type of Growth $323 $403M growth in revenue 2010 2016 Since 2010 SSL MDA Proprietary 16 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page DigitalGlobe Proprietary. ODC USG Acquired 28% Organic 72% ODC DAP USG

Strong EBITDA growth from disciplined expense management initiatives and revenue growth Adjusted EBITDA ($m) $500 $400 $300 $200 $100 $-2011(1) 2012(1) 2013(2) 2014 2015 2016 (1) Excludes GeoEye as merger occurred in early 2013 (2) 2013 revenue includes an 11-month contribution from the acquisition of GeoEye, which closed on 1/31/13. Adjusted EBITDA is a non-US GAAP metric SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 17 DigitalGlobe Proprietary. $383 $356 $286 $230 $211 $144

Next generation constellation will be an industry-leading multi-satellite system Deliver Worldview-class resolution, area coverage and positional accuracy • Deliver unprecedented revisit • Sustain technological lead over both current and aspiring competitors • Lower capital intensity by 33%* • Satellite Program Capital Expenditures ($M) WV1 & WV2 We begin investing in long lead time items in 2017 Replacement • * Includes costs for satellite, launch vehicle, ground stations, and insurance. SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 18 DigitalGlobe Proprietary. $900 $600

Strong Pro Forma Financials CY16 Revenue (C$ in Millions) CY16 EBITDA (C$ in Millions) CY16 EBITDA Margin $881 55% $3,017 Pro Forma Pro Forma Pro Forma Note: Does not include synergies expected to be realized All dollar amounts are presented in Canadian dollars. Based on a constant C$ / US$ exchange rate of 0.7612 19 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page $2,064 $953 17% 29% $527 $354

MDA Post-Transaction Financial Aspirations 20 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 5-Yr Averages Capex Pct to Revenue 10-11% Capex Pct to EBITDA 34-36% Interest Range 4.25-4.75% Tax Accounting Mid Single Digit Tax Cash Low Single Digit 5-Yr CAGR Targets Revenue 6-8% EBITDA 8-10% EBITDA Margins 28-30%

MDA Will Achieve Under 3.0x Leverage by 2020 Net Debt / Adj. EBITDA 4.1x Closing 2018 2019 2020 2021 21 MDA Proprietary SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 3.0x Net Leverage

# Improved MDA Cash Flow Generation Profile

| | MDA Peers [1] | MDA | DigitalGlobe | PF MDA |
|---|---|---|---|---|
| '16 - '18E Adj. EBITDA CAGR | 8.3% | 3.2% | 4.6% | 5.4% |
| 2016A Adj. EBITDA Margin | 15.4% | 17.2% | 55.3% | 29.2% |
| 2016A Adj. EBITDA - CapEx as % Sales | 12.3% | 10.7% | 28.8% | 16.4% |
| % Sales to U.S. Gov't | 60% | 7% | 64% | 24% |
| EV / 2017E Adj. EBITDA | 11.2x | 10.0x [2] | 8.0x [2] | ? |

**Geographic Mix (FY 2015A)**



Other
APAC
12%
6%
17%
EMEA
65%
North America
South America
Australia
Canada
7%
3%
14%
30%
US
23%
23%
Europe
Asia
International
29%
71%
US
58%
42%
US
International

**Following the transaction, MDA will have more diversified and higher quality free cash flow**

Source: Company filings and FactSet as of February 24, 2017.
(1) MDA Peers include Boeing, Lockheed Martin, General Dynamics, Northrop Grumman, Thales, Harris Corporation, L-3 Technologies, Orbital ATK, Teledyne, CAE and Ultra Electronics.
(2) As of February 16, 2017, the last trading day prior to market speculation regarding a potential transaction.

SSL MDA
SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page
22

[LOGO]

Additional Information About the Merger and Where to Find it This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of Macdonald, Dettwiler and Associates Ltd. (“MDA”). In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders. The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER. Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234. In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders. The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER. Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above. 24 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed merger. However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger. Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016. Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above. 25 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page